

U.S. S [...] MISSION

12062542

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-05043

REPORT FOR THE PERIOD BEGINNING 07/01/2011 (MM/DD/YY) AND ENDING 06/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

John A. Siberell & Co.

Official Use Only

FIRM ID. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 28 2012
DIVISION OF TRADING & MARKETS

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

824 Key Bank Bldg. 202 S. Michigan
(No. and Street)

South Bend, (City) IN. (State) 46601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald A. Siberell 574-232-4854
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Skoda, Minotti & Co., CPA

6685 Beta Drive (ADDRESS) Number and Street — Mayfield Village (City) — OH (State) — 44143 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (1-78)

KW 9/12

OATH OR AFFIRMATION

I, Donald A. Siberell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John A. Siberell & Co., as of ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

[signature]
Signature

Partner/CEO
Title

[signature: Marcy Nekvasil]
Notary Public
MARCY NEKVASIL
Notary Public, State of Indiana
My Commission Expires Feb. 8, 2016
St Joseph County

This report ** contains (check all applicable boxes):

- [X] (a) Facing-page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN A. SIBERELL & CO.

YEAR ENDED JUNE 30, 2012

TABLE OF CONTENTS



SKODA MINOTTI

CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE PARTNERS
JOHN A. SIBERELL & CO.

We have audited the accompanying statement of financial condition of John A. Siberell & Co. (the Company) as of June 30, 2012, and the related statements of operations, changes in partnership capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John A. Siberell & Co. as of June 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary financial information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

SKODA MINOTTI

Skoda Minotti

Mayfield Village, Ohio
August 16, 2012

JOHN A. SIBERELL & CO.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2012

ASSETS

CURRENT ASSETS		
Cash		$ 1,236,456
Receivables from customers on cash and margin accounts		313,064
Prepaid expenses		42
Deposits in clearing funds and special reserve		248,922
		1,798,484
PROPERTY AND EQUIPMENT - AT COST		
Furniture and fixtures	$ 1,037	
Automobile	5,710	
	6,747	
Less: Accumulated depreciation	(4,000)	2,747
		$ 1,801,231

LIABILITIES AND PARTNERSHIP CAPITAL

CURRENT LIABILITIES	
Accounts payable - other	$ 14,333
Accounts payable - customers	151,015
	165,348
PARTNERSHIP CAPITAL	1,635,883
	$ 1,801,231

The accompanying notes are an integral part of these financial statements.

JOHN A. SIBERELL & CO.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2012

		PERCENTAGE OF REVENUES
REVENUES		
Commissions	$ 156,479	88.2 %
Interest	20,992	11.8
	177,471	100.0
EXPENSES		
Commissions and floor brokerage	28,282	16.0
Communications	26,237	14.8
Consultant	30,000	16.9
Depreciation	3,063	1.7
Occupancy	28,225	15.9
Other operating expenses	67,259	37.9
	183,066	103.2
NET LOSS	$ (5,595)	(3.2) %

The accompanying notes are an integral part of these financial statements.

JOHN A. SIBERELL & CO.

STATEMENT OF CHANGES IN PARTNERSHIP CAPITAL

YEAR ENDED JUNE 30, 2012

PARTNERSHIP CAPITAL, BEGINNING OF YEAR	$ 1,801,478
NET LOSS	(5,595)
DISTRIBUTIONS	(160,000)
PARTNERSHIP CAPITAL, END OF YEAR	$ 1,635,883

The accompanying notes are an integral part of these financial statements.

JOHN A. SIBERELL & CO.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		$ (5,595)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Add back: Item not affecting cash		
Depreciation	$ 3,063	
Cash provided by (used in) changes in the following items:		
Decrease in receivables from customers on cash and margin accounts	28,531	
Decrease in prepaid expenses	1,206	
Increase in deposits in clearing funds and special reserve	(86,985)	
Increase in accounts payable - other	7,539	
Increase in accounts payable - customers	82,201	35,555
Net cash provided by operating activities		29,960
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of property and equipment		(5,710)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions		(160,000)
NET DECREASE IN CASH		(135,750)
CASH - BEGINNING OF YEAR		1,372,206
CASH - END OF YEAR		$ 1,236,456

The accompanying notes are an integral part of these financial statements.

JOHN A. SIBERELL & CO.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

John A. Siberell & Co. (the Company) is a securities broker-dealer located in Northern Indiana. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment advisory services. Customers are primarily located in Northern Indiana.

Receivables

Receivables are stated at the amount management expects to collect from outstanding balances related to margin accounts and commission fees. Since these relate to margin accounts and commission fees receivable from customers, an allowance for doubtful accounts is not deemed necessary by management, nor is it required according to the computation for determination of reserve requirements pursuant to Rule 15c3-3.

Property and Equipment

Depreciation, net of estimated salvage value, is provided by the straight-line method over the following estimated useful lives of the assets:

Furniture and fixtures	3 – 7 years
Automobile	5 years

Depreciation expense of $3,063 was recorded during the year ended June 30, 2012.

Revenue Recognition

Securities transactions and related income and expenses are recorded on a settlement date basis, which is generally the third business day following the trade date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its partners, has elected to be taxed as a partnership in which all elements of income and deductions are included in the tax returns of the partners of the Company. Accordingly, no provision or liability for Federal or state income taxes has been included in the accompanying financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Company files income tax or information returns in the U.S. federal jurisdiction, and various state and local jurisdictions. The Company is no longer subject to examination by tax authorities for years before 2009. The Company has no uncertain tax positions that it has taken and believes that it can defend its tax returns to any tax jurisdiction.

2. CONCENTRATIONS

The Company places its cash with regulated financial institutions. Balances with the financial institutions may exceed insured limits.

As of June 30, 2012, accounts receivable from two customers comprised approximately 77% of total receivables.

3. NET CAPITAL RULE

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain net capital greater than $250,000. In addition, the Company's ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At June 30, 2012, the Company had net capital of $1,633,094 and its net capital ratio was .101 to 1. No material differences exist between the Computation of Net Capital pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Exhibit A of Rule 15c3-3 in the supplementary information accompanying these financial statements as compared to the corresponding June 30, 2012 Financial and Operational Combined Universal Single (FOCUS) Report as filed by the Company.

4. AVAILABILITY OF THE STATEMENT OF FINANCIAL CONDITION

Pursuant to Rule 17a-5 of the Securities and Exchange Commission (SEC), the June 30, 2012 Statement of Financial Condition is available for examination and copying at the Company's office, and at the Principal and Chicago Regional Office of the SEC.

5. COMMITMENTS

Operating Lease

The Company leases office facilities in South Bend, Indiana for $655 per month under an agreement that expires December 31, 2012. Minimum lease payments under the agreement for the year ending June 30, 2013 total $3,930.

Rent expense for the year ended June 30, 2012 was $10,510.

6. SUBSEQUENT EVENTS

Within 90 days of the balance sheet date, the Company will dissolve and wind up operations. The SEC and the Company's customers have been notified of the Company's intentions. There were no additional material subsequent events that required recognition or additional disclosure in these financial statements through August 16, 2012, the date these financial statements were available to be issued.

JOHN A. SIBERELL & CO.

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1

JUNE 30, 2012

PARTNERSHIP CAPITAL		$ 1,635,883
OWNERSHIP EQUITY NOT ALLOWABLE AS NET CAPITAL		
Net property and equipment	$ 2,747	
Other non-allowable assets	42	2,789
NET CAPITAL		1,633,094
REQUIRED CAPITAL (THE GREATER OF $250,000 OR 6-2/3% OF AGGREGATE INDEBTEDNESS)		250,000
EXCESS NET CAPITAL		$ 1,383,094

No material differences exist between the Computation of Net Capital under Rule 15c3-1 in this schedule and the corresponding June 30, 2012 FOCUS Report as filed by the Company.

See the Report of Independent Registered Public Accounting Firm.

JOHN A. SIBERELL & CO.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

JUNE 30, 2012

CREDIT BALANCES		
Free credit balances and other credit balances in customers' security accounts		$ 151,015
DEBIT BALANCES		
Debit balances in customers' cash and margin accounts	$ 313,064	
Less: Reduction in margin due to overconcentration	-	
	313,064	
Less: 1% statutory allowance for doubtful collections	(3,131)	309,933
EXCESS OF TOTAL DEBITS OVER TOTAL CREDITS		$ 158,918
		No reserve is necessary

No material differences exist between the Computation for Determination of Reserve Requirements under Exhibit A of Rule 15c3-3 in this schedule and the corresponding June 30, 2012 FOCUS Report as filed by the Company.

See the Report of Independent Registered Public Accounting Firm.



SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

TO THE PARTNERS
JOHN A. SIBERELL & CO.

In planning and performing our audit of the financial statements of John A. Siberell & Co. (the Company), as of and for the year ended June 30, 2012, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Akron | 3875 Embassy Parkway, Suite 200, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI



Mayfield Village, Ohio
August 16, 2012



SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

TO THE PARTNERS
JOHN A. SIBERELL & CO.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2012, which were agreed to by John A. Siberell & Co. (Siberell) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Siberell's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Siberell's management is responsible for Siberell's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended June 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

Mayfield Village, Ohio
August 16, 2012